EXHIBIT 21.1


SUBSIDIARIES OF THE REGISTRANT


American Casino Enterprises, Inc.
American Care Group, Inc.
Diversy Enterprises, Inc.
F.A.S.T., Inc.
Fowler Card Club, Inc.
G&L Acquisition Corp.
Las Vegas Ad-Ventures
Nevada Publishing, Inc.
Millerton Games, Inc.
Motel Development, Inc.
Reservation Connection, Inc.
Royal Reservation, Inc.
Trinidad Management, Inc.
Mondel, Inc.
Sitka Restaurant Group, Inc.
Vantage Bay Group, Inc.
Placement 2000.com, Inc.